SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   ---------

                                   FORM 6-K

                                   ---------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For April 2, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

          ----------------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


          ----------------------------------------------------------




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                 Form 20-F   X         Form 40-F
                           ------                ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                 Yes                   No          X
                           ------                ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

I. NOTICE OF ANNUAL GENERAL MEETING
-----------------------------------

                                 CNOOC LIMITED
              (Incorporated in Hong Kong with limited liability)

                       Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of CNOOC Limited (the "Company") will be held on April 28, 2004 at 10:30 a.m. at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the Audited Accounts for the year ended 31 December 2003 together with the Reports of the Directors and the Auditors thereon.

2. To declare the final dividend for the year ended 31 December 2003 and special cash dividend.

3. To re-elect Directors and fix their remuneration.

4. To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions or special resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.02 each (or such smaller amount as shall be approved to the shareholders of the Company) in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

   (c) for the purpose of this Resolution:

       "Relevant Period" means the period from the passing of this Resolution until the earliest of:

       (i) the conclusion of the next annual general meeting of the Company;

       (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

         (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

   (d) for the purpose of this Resolution:

       "Relevant Period" means the period from the passing of this Resolution until the earliest of:

       (i) the conclusion of the next annual general meeting of the Company;

       (ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

       (iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph
(c) of such resolution."

8. To transact any other ordinary business.

SPECIAL RESOLUTION

9. "THAT:

   (a) Article 2(a) of the Company's Articles of Association be amended by adding:

       "associate shall have the meaning ascribed to it under the Rule Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as amended from time to time."

   (b) Article 78 of the Company's Articles of Association be amended by adding:

       "Where a member is, under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted."

   (c) Article 97 of the Company's Articles of Association be amended by deleting:

       "No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless not less than seven (7) days before the date appointed for the meeting there shall have been lodged at the Office or at the head office of the Company a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected."

       and replacing with the following:

       "No person other than a Director retiring at the meeting, shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless there shall have been lodged at the Office or at the head office of the Company a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected. The period for lodgement of such notices shall commence no earlier than the day after the despatch of the notice of meeting appointed for such election and end no later than seven (7) days before the date appointed for the meeting."

   (d) Article 108 be deleted and replaced with the following:

       "108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he is or any of his associates materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

   (a) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

   (b) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

   (c) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

   (d) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

   (e) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested whether directly or indirectly as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company other than a company in which the Director and any of his associates are in aggregate beneficially interested 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights (excluding for the purpose of calculating such five per cent. interest any indirect interest of such Director or his associates by virtue of an interest of the Company in such company);

   (f) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not give in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;

   (g) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board."

By order of the Board

Cao Yunshi
Company Secretary

Hong Kong, 15 March 2004

Notes:

(1) Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time fixed for holding the above meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

(3) The Register of Members will be closed from 16 April 2004 to 23 April 2004 (both days inclusive). In order to establish entitlements to the proposed final dividend and special final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 15 April 2004.

(4) In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), will be set out in a separate letter from the Company to be enclosed with the 2003 Annual Report.

(5) In relation to the Ordinary Resolution set out in item 6 of the Notice, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance and the Listing Rules.

II. Explanatory Statement Relating to the General Mandate to Repurchase Shares
------------------------------------------------------------------------------

                                   IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in CNOOC Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

                                 CNOOC LIMITED
              (Incorporated in Hong Kong with limited liability)

Executive Directors:                            Registered Office:
Fu Chengyu                                      65th Floor
Jiang Longsheng                                 Bank of China Tower
Zhou Shouwei                                    1 Garden Road
Luo Han                                         Hong Kong

Independent Non-Executive Directors:
Chiu Sung Hong
Erwin Schurtenberger
Kenneth S. Courtis
Evert Henkes

                                                                31 March 2004
To the shareholders

Dear Sir or Madam,

                       EXPLANATORY STATEMENT RELATING TO
                   THE GENERAL MANDATE TO REPURCHASE SHARES
                                      AND
                       EXTENSION OF SHARE ISSUE MANDATE

     This is the Explanatory Statement required to be sent to shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in connection with the proposed Ordinary Resolution set out in item 5 of the Notice of Annual General Meeting (the "AGM Notice") dated 15 March 2004 for the approval of the renewal of the general mandate for repurchase of shares at the Annual General Meeting to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 28 April 2004 at 10:30 a.m. (the "AGM"). Reference in this document to "Shares" means share(s) of all classes in the share capital of CNOOC Limited (the "Company").

EXERCISE OF THE REPURCHASE MANDATE

     The Directors believe that the flexibility afforded by the mandate granted to them if the Ordinary Resolution set out in item 5 of the AGM Notice (the "Repurchase Mandate") is passed would be beneficial to the Company.

     It is proposed that up to 10 per cent. of the issued and outstanding Shares on the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased. As at 26 March 2004, being the latest practicable date for ascertaining certain information referred to in this document prior to the printing of this document (the "Latest Practicable Date"), 41,070,828,275 Shares were issued and outstanding. Subject to the passing of the Ordinary Resolution set out in item 5 of the AGM Notice and on the basis that no Shares are issued or repurchased by the Company between the Latest Practicable Date and the date of the AGM, the Directors would be authorised to repurchase up to 4,107,082,827 Shares during the period up to the date of the next annual general meeting in 2005, or the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

     Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

     Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association, the Listing Rules and applicable laws and regulations of Hong Kong.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recently published audited accounts for the year ended 31 December 2003 dated 15 March 2004) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

     None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates (as defined in the Listing Rules), have any present intention, if the Repurchase Mandate is approved by the shareholders, to sell any Shares to the Company or its subsidiaries.

     No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, nor have any undertaken not to do so, if the Company is authorised to make purchase of Shares.

DIRECTORS' UNDERTAKING

     The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the memorandum and articles of association of the Company and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

     No repurchases of Shares have been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVERS CODE CONSEQUENCES

     If as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Repurchase Mandate.

     As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited ("CNOOC BVI"), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 29,000,000,000 Shares, representing approximately 70.61 per cent. of the issued and outstanding share capital of the Company as at that date. CNOOC BVI is a wholly owned subsidiary of Overseas Oil & Gas Corporation, Ltd., which in turn is a wholly owned subsidiary of China National Offshore Oil Corporation. If the Repurchase Mandate is exercised in full, CNOOC BVI will be interested in approximately 78.46 per cent. of the reduced issued and outstanding share capital of the Company based on CNOOC BVI's interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at 26 March 2004. The Directors are not aware of any consequences that may arise under the Takeovers Code of such repurchase. The Directors have no intention of exercising the power to repurchase Shares pursuant to the Repurchase Mandate to such extent as would result in the level of shareholdings in the Company held by public shareholders falling below 25%.

MARKET PRICES

     The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were (taking into account the one-for-five Share split which was announced on 17 March 2004):


                                                           Traded market price
                                                           Highest      Lowest
                                                             HK$         HK$
2003

March                                                        2.24        1.98
April                                                        2.10        1.98
May                                                          2.38        1.99
June                                                         2.35        2.10
July                                                         2.80        2.23
August                                                       2.94        2.45
September                                                    2.96        2.43
October                                                      2.99        2.61
November                                                     3.20        2.86
December                                                     3.60        3.00

2004

January                                                      3.40        2.98
February                                                     3.33        3.08

EXTENSION OF SHARE ISSUE MANDATE

     As part of the Ordinary Resolution set out in item 6 of the AGM Notice for the approval of the renewal of the general mandate for the issuance and allotment of Shares (the "Share Issue Mandate"), it will also be proposed at the AGM that the Directors to increase the maximum number of new Shares which may be issued under the Share Issue Mandate by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate (the "Extension of the Share Issue Mandate"). In particular, it is proposed that the aggregate nominal amount of share capital issued and allotted, otherwise than pursuant to a Rights Issue (as hereinafter defined), the exercise of options granted under any share option scheme adopted by the Company or any scrip dividend on Shares in accordance with the articles of association, shall not exceed the aggregate of (i) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date on which the Share Issue Mandate is authorised, plus (ii) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of the Repurchase Mandate.

     For this purpose, "Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares, subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company.

RECOMMENDATION

     The Directors are of the opinion that the grant of the Repurchase Mandate, the Share Issue Mandate and the Extension of the Share Issue Mandate are in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

Yours faithfully
On behalf of the Board of
CNOOC Limited

FU Chengyu
Chairman

III. Form of Proxy
------------------

                                 CNOOC LIMITED
              (Incorporated in Hong Kong with limited liability)

   Form of Proxy for the Annual General Meeting to be held on 28 April 2004 I/We (Note 1) _______________________________________________________________
of __________________________________________________________________________
being the registered holder(s) of _______________ shares (note 2) of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or _________________________________________
of __________________________________________________________________________
as my/our proxy to attend and act for me/us at the Annual General Meeting
(and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 28 April 2004 at 10:30 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

------------------------------------------------------------------------ -------------------------- -------------------------
                           ORDINARY RESOLUTIONS                                       FOR(Note 4)          AGAINST (Note 4)
------------------------------------------------------------------------ -------------------------- -------------------------
1. To receive and consider the Audited Accounts for the year ended 31
   December 2003 together with the Reports of the Directors and the
   Auditors thereon.
------------------------------------------------------------------------ -------------------------- -------------------------
2. To declare the final dividend for the year ended 31 December 2003 and special cash dividend.
------------------------------------------------------------------------ -------------------------- -------------------------
3. (i)    To re-elect Mr. Shouwei Zhou as Executive Director;              (i)                        (i)
------------------------------------------------------------------------ -------------------------- -------------------------
   (ii)   To re-elect Professor Kenneth S. Courtis as Independent          (ii)                       (ii)
          Non-Executive Director;
------------------------------------------------------------------------ -------------------------- -------------------------
   (iii)  To re-elect Dr. Erwin Schurtenberger as Independent              (iii)                      (iii)
          Non-Executive Director;
------------------------------------------------------------------------ -------------------------- -------------------------
   (iv)   To elect Mr. Evert Henkes as Independent Non-Executive           (iv)                       (iv)
          Director.
------------------------------------------------------------------------ -------------------------- -------------------------
4. To re-appoint Ernst & Young as the Company's auditors and to authorise the Directors to fix their remuneration.
------------------------------------------------------------------------ -------------------------- -------------------------
5. To grant a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate
   nominal amount of the existing issued share capital.
------------------------------------------------------------------------ -------------------------- -------------------------
6. To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding
   20% of the existing issued share capital.
------------------------------------------------------------------------ -------------------------- -------------------------
7. To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares
   repurchased.
------------------------------------------------------------------------ -------------------------- -------------------------
                            SPECIAL RESOLUTION
------------------------------------------------------------------------ -------------------------- -------------------------
9. To amend the articles of association of the Company.
------------------------------------------------------------------------ -------------------------- -------------------------

Dated this       day of             2004    Signed (Note 5)
           -----       -------------                       --------------------

Notes:
1.  Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By:  /s/ Cao Yunshi
                                            -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: April 2, 2004